Exhibit 21.1

LIST OF SUBSIDIARIES

The following will be subsidiaries of Carvana Co. at the time of this offering:

Subsidiary	Jurisdiction of Organization

Carvana Group, LLC	Delaware

Carvana, LLC	Arizona

Carvana Shipping and Delivery, LLC	Arizona

Carvana Auto Receivables, LLC	Delaware